Exhibit 99.74

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Lake Shore Gold Corp. at Suite 2000 - 181 University Ave., Toronto, Ontario, M5H 3M7 (Telephone (416) 703-6298), and are also available electronically at www.sedar.com.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement (as defined herein) pursuant to exemptions from the registration requirements of the US. Securities Act and applicable state securities laws, these securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (“U.S. Persons”), as such term is defined in Regulation S under the U.S. Securities Act unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”.

New Issue	August 24, 2010

PRELIMINARY SHORT FORM PROSPECTUS

$75,250,000 to $76,930,000

21,500,000 Common Shares

This short form prospectus (the “Prospectus”) qualifies for distribution (the “Offering”) 21,500,000 common shares (the “Common Shares”) of Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) at a price of $3.50 per Common Share for gross proceeds of $75,250,000. At the option of the Underwriters (defined below), up to 2,400,000 of such Common Shares may be issued as “flow-through shares” (the “Flow-Through Shares”) within the meaning of the Income Tax Act (Canada) (the “Tax Act”) at a price of $4.20 per Flow-Through Share for gross proceeds of up to $76,930,000.

The Offering is made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated August 24, 2010 among Lake Shore Gold and BMO Nesbitt Burns Inc., Wellington West Capital Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc., Canaccord Genuity Corp. and Raymond James Ltd. (collectively, the “Underwriters”). The Company has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time up to 30 days after the closing of the Offering, to purchase that number of Common Shares as is equal to 15% of the total number of Common Shares and Flow-Through Shares issued under the Offering (the “Over-Allotment Shares”) at the same offering price and on the same terms and conditions as set forth herein to cover over-allotments, if any. See “Plan of Distribution”.

The Company understands that purchasers of Flow-Through Shares may subsequently donate such Flow-Through Shares to charitable organizations, who may sell such shares (the “Donated Shares”) to purchasers arranged by the Underwriters at the offering price for the Common Shares. This Prospectus qualifies the issuance of the Flow-Through Shares as well as the distribution of the Donated Shares.

The Company will use 80% of the gross proceeds received from the sale of the Flow-Through Shares to incur “Canadian exploration expenses” (“CEE”) and the remaining 20% to incur “Canadian development expenses” (“CDE”) (as defined in the Tax Act). The CEE and CDE will be renounced to subscribers of the Flow-Through Shares effective in 2010. See “Flow-Through Shares - Renunciation of Canadian Exploration Expenses and Canadian Development Expenses” and “Canadian Federal Income Tax Considerations”.

An investment in the Common Shares and Flow-Through Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this short form prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See “Risk Factors”.

The offering prices of $3.50 per Common Share and $4.20 per Flow-Through Share have been determined by negotiation between Lake Shore Gold and the Underwriters, and was publicly disclosed in a press release issued by the Company on August 18, 2010.

The common shares of Lake Shore Gold are traded on the Toronto Stock Exchange (the “TSX”) under the symbol “LSG”. The last sale price of the Company’s common shares as reported by the TSX at the close of business on August 23, 2010 was $3.55 per common share.

Price:
$3.50 per Common Share
$4.20 per Flow-Through Share

	Price to the Public(1)	Underwriters’ Fee(2)(4)	Net Proceeds to the Company(3)(4)
Common Shares only
Per Common Share(5)	$3.50	$0.175	$3.325
Total Offering	$75,250,000	$3,762,500	$71,487,500
Common Shares and Flow-Through Shares(6)
Per Common Share	$3.50	$0.175	$3.325
Total	$66,850,000	$3,342,500	$63,507,500
Per Flow-Through Share	$4.20	$0.294	$3.906
Total	$10,080,000	$705,600	$9,374,400
Total Offering	$76,930,000	$4,048,100	$72,881,900

Notes:

(1)                     See “Plan of Distribution”. References to “Offered Securities” in this Prospectus shall mean the Common Shares, the Flow-Through Shares, the Donated Shares and the Over-Allotment Shares, if any.

(2)                     A fee (the “Underwriters’ Fee”) equal to 5% of the aggregate gross proceeds from the sale of the Common Shares and 7% of the aggregate gross proceeds from the sale of the Flow-Through Shares will be paid to the Underwriters upon completion of the Offering. See “Plan of Distribution”.

(3)                    Before deducting expenses of this Offering, estimated to be approximately $495,000 for the offering of Common Shares only and $545,000 for the offering of Common Shares and Flow-Through Shares, which in either case will be paid from the net proceeds of the Offering.

(4)                     If the Over-Allotment Option is exercised in full and only Common Shares are issued pursuant to the Offering, the total price to the public will be $86,537,500, the Underwriters’ Fee will be $4,326,875 and the net proceeds to the Company (before deducting the expenses of the Offering) will be $82,210,625 and if maximum number of Flow-Through Shares are issued, (2,400,000 Flow-Through Shares) the total price to the public will be $88,217,500, the Underwriters’ Fee will be $4,612,475 and the net proceeds to the Company (before deducting the expenses of the Offering) will be $83,605,025 (the actual amount will depend on the proportion of Common Shares and Flow-Through Shares issued pursuant to the Offering). A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus qualifies the grant of the Over-Allotment Option and the Over-Allotment Shares on the exercise of the Over-Allotment Option.

(5)                     Assumes only Common Shares are issued pursuant to the Offering.

(6)                     Assumes that the maximum number of Flow-Through Shares are issued pursuant to the Offering (2,400,000 Flow-Through Shares and 19,100,000 Common Shares).

The following table sets out the number of Over-Allotment Shares that may be issued to the Underwriters pursuant to the Over-Allotment Option.

Underwriters’ Position	Number of Securities available	Exercise Period	Exercise Price
Over-Allotment Option	Up to 3,225,000 Common Shares	Up to 30 days following closing	Common Shares $3.50

The Company has applied to list the Offered Securities sold under the Offering on the TSX. Listing will be subject to fulfilling all of the listing requirements of the TSX.

The Underwriters, as principals, conditionally offer the Offered Securities, subject to prior sale, if, as and when issued by Lake Shore Gold and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement as referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of Lake Shore Gold by Cassels Brock & Blackwell LLP, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

Subscriptions for the Offered Securities will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about September 10, 2010 or on such other date as may be agreed upon by the Company and the Underwriters (the “Closing Date”), but in any event no later than 42 days after the Company receives a receipt for the final short form prospectus pursuant to the Offering. It is expected that the Company will arrange for an instant deposit of the Offered Securities to or for the account of the Underwriters with CDS Clearing and Depository Services Inc. (“CDS”) on the Closing Date, against payment of the aggregate purchase price for the Offered Securities. A purchaser of the Offered Securities will receive only a customer confirmation from the registered dealer through which the Offered Securities are purchased. Unless the Company and the Underwriters agree to complete an electronic delivery, Common Shares and Over-Allotment Shares issued in the United States or to, or for the account or benefit of, U.S. Persons will be in the form of a definitive certificate delivered to the holders thereof. See “Plan of Distribution”.

The Underwriters may offer the Offered Securities at a lower price than that stated above. In accordance with applicable laws and policies, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Company’s common shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Company’s head office is located at Suite 2000, 181 University Ave., Toronto, Ontario, M5H 3M7.

ii

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 concerning anticipated developments and events which the Company has a reasonable basis to believe may occur in the future. These forward-looking statements are based on projections, expectations and estimates as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents.  Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, timing of completion of pre-feasibility studies, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:

•                             risks related to the exploration and development of mineral properties;

•                             actual results of current exploration activities;

•                             actual results of current reclamation activities;

•                             current global economic condition;

•                             conclusions of future economic evaluations;

•                             changes in project parameters as plans continue to be refined;

•                             environmental risks;

•                             future prices of gold and other metals;

•                             currency fluctuation;

•                             possible variations in ore reserves, resources, grade or recovery rates;

•                             failure of plant, equipment or processes to operate as anticipated;

•                             accidents, labour disputes and other risks of the mining industry;

•                             risks related to joint venture operations;

•                             delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and

•                            those factors discussed in the section entitled “Risk Factors” in this Prospectus and in the section entitled “Risk Factors” in the Annual Information Form (defined below).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Such statements are based on management’s best judgment based on facts and assumptions that management considers reasonable, which may prove to be incorrect, including but not limited to assumptions about: general business and economic conditions; interest rates and foreign exchange rates; market competition; the availability of financing; changes to tax rates and benefits; the Company’s costs of exploration, production and operations as well as those of the Company’s competitors; the Company’s ability to attract and retain skilled employees; and the Company’s ongoing relations with its employees and business partners. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Other than as specifically required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company, filed with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec, are specifically incorporated by reference and form an integral part of this Prospectus:

1.                          the annual information form of the Company (the “Annual Information Form”) for the financial year ended December 31, 2009 dated March 10, 2010;

2.                          the audited consolidated financial statements of the Company for the year ended December 31, 2009, together with the notes thereto and the auditors’ report thereon and related management’s discussion and analysis dated March 9, 2010;

3.                          the unaudited consolidated interim financial statements of the Company for the three and six month periods ended June 30, 2010, together with the notes thereto and the related management’s discussion and analysis dated August 9, 2010;

4.                          the management information circular dated April 6, 2010 prepared in connection with Lake Shore Gold’s annual and special meeting of shareholders held on May 5, 2010;

5.                          the business acquisition report of the Company dated November 17, 2009 relating to the acquisition of West Timmins Mining Inc.; and

6.                          the material change report of the Company filed on August 20, 2010 relating to the Offering.

Any other documents of the type described above, or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101 — Short Form Prospectus Distributions, that are filed by Lake Shore Gold with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

The above documents (or statements contained therein) incorporated by reference in this Prospectus are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference in this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Company’s office at Suite 2000, 181 University Ave., Toronto, Ontario, M5H 3M7 (Telephone (416) 703-6298).

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Company, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, provided the Offered Securities are listed on a designated stock exchange (which includes the TSX) at the relevant time, then such securities will be “qualified investments” within the meaning of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, tax-free savings accounts (a “TFSA”) and deferred profit sharing plans (each a “Deferred Plan”).

It is not anticipated that Deferred Plans would subscribe for Flow-Through Shares since they would not benefit from a deduction in respect of “Canadian exploration expenses” and “Canadian development expenses” as defined under the Tax Act and as described below under “Certain Canadian Federal Income Tax Considerations”, but purchasers may wish to transfer their Flow-Through Shares to a Deferred Plan following the initial purchase. Purchasers who intend to transfer all or a portion of their Flow-Through Shares to a Deferred Plan should consult their own tax advisors as to the tax consequences of such a transfer having regard to their own particular circumstances.

The Offered Securities, if issued on the date hereof, would not be a “prohibited investment” for a trust governed by a TFSA provided, for purposes of the Tax Act, the holder of the TFSA deals at arm’s length with the Company and does not have a

“significant interest” (within the meaning of the Tax Act) in the Company or in any corporation, partnership or trust with which the Company does not deal at arm’s length.

Notwithstanding the foregoing, if the Offered Securities are a “prohibited investment” for the purposes of a TFSA, or if an “advantage” (as defined in the Tax Act for purposes of the TFSA rules) in relation to a TFSA is extended to the holder or a person who does not deal at arm’s length with the holder, the holder of such TFSA will be subject to penalty taxes as set out in the Tax Act and, based on proposed amendments to the Tax Act, other tax consequences may result. Holders of trusts governed by the TFSA rules should consult their own tax advisors to ensure that the Offered Securities would not be a prohibited investment in their particular circumstances.

SUMMARY DESCRIPTION OF BUSINESS

Lake Shore Gold is a mining company engaged in the identification, acquisition, evaluation, exploration and development of gold properties in northern Ontario and Québec. The Company’s goal is to become a North American mid-tier gold producer over the next several years through the successful exploration, development and operation of three wholly-owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property through an underground drift from the Timmins Mine ramp. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded in 2010 to a capacity of 2,000 tonnes per day, with a further expansion to 3,000 tonnes per day being contemplated for late 2011.

In 2010, the Company continues to target mine production of 65,000 recoverable ounces. A portion of the 2010 mine production may either be toll milled or held in inventory at the end of the year for processing at the beginning of 2011, reflecting the timing for commissioning of the Bell Creek Mill expansion. The Company anticipates ending 2010 at a monthly production rate of 10,000 ounces from the Bell Creek Mill with commercial production at Timmins Mine expected during the fourth quarter of 2010.

Lake Shore Gold continues to invest in exploration primarily in Timmins, Ontario and in select other areas of Northern Ontario and Quebec, and also owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol “LSG”.

RECENT DEVELOPMENTS

The following is a description of certain recent developments of the Company, which have occurred since June 30, 2010.

Timmins Mine

Pre-production at the Timmins Mine progressed throughout the second quarter of 2010, mainly involving access development on the 630 Level towards the Ultramafic 1 and 1a zones, as well as ramping to the 610 Level. Production from initial test stopes between the 630 Level and 650 Level was commenced at the end of July.

On August 10, 2010, the Company reported wide, high-grade intercepts at the Timmins Mine, including 13.55 grams per tonne over 50.89 metres and 61.35 grams per tonne over 15.00 metres. The focus of these drill holes was to provide definition of the Ultramafic and Footwall Zones surrounding the 650 Level.

Thunder Creek

The 200 Level access ramp from the Timmins Mine reached the Thunder Creek Deposit near the end of June 2010, intersecting high-grade mineralization. Advancement of the 650 Level access ramp from the Timmins Mine was resumed in mid July. The 650 Level ramp is expected to reach the Thunder Creek Deposit in October 2010.

Bell Creek Complex

At the Bell Creek Complex, refurbishing of the mine workings is progressing, with the shaft and workings de-watered and the surface ramp connected to the 240 Level shaft ramp, providing a continuous connection from the surface to the 300 metre level. The first stage of the vent raise system was completed in late July.

At the Bell Creek Mill, 40,056 tonnes were processed during second quarter of 2010 at an average grade of 3.45 grams per tonne, with material primarily from lower-grade upper level stopes at Timmins Mine. From January 1, 2010 to August 10, 2010, Bell Creek Mill has processed 74,789 tonnes at an average grade of 2.78 grams per tonne. 6,405 ounces at an average recovery rate of 95.9% was achieved during the first half of 2010 (4,250 ounces at an average recovery of 95.6% during second quarter of 2010).

Credit Facility

On July 28, 2010, the Company announced that it signed a term sheet with UniCredit Bank AG for a three-year, corporate revolving credit facility of up to US$50 million (the “Facility”). Funds drawn on the Facility upon closing will be used for capital expenditures related to the Company’s projects, principally Timmins Mine, Thunder Creek, Bell Creek Complex and Bell Creek Mill, and for general corporate purposes. The cost of the Facility, including fees, is expected to average approximately 5.0% to 6.0% annually based on current interest rates with closing anticipated in the fourth quarter of 2010.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at June 30, 2010, both before and after giving effect to the Offering. The table should be read in conjunction with the unaudited interim financial statements of the Company for the three and six month periods ended June 30, 2010, together with the notes thereto and management’s discussion and analysis of the consolidated operations and financial position of the Company for the three and six month period ended June 30, 2010, dated August 9, 2010, incorporated by reference into this Prospectus.

		Outstanding as at
		June 30, 2010 after
	Outstanding as at	giving effect to the
	June 30, 2010 before giving	Offering of Common
	effect to the Offering	Shares only(1)
Long-Term Debt	$Nil	$Nil
Share Capital	$839,153,193	$910,145,693(2)(3)
	(349,628,451 common shares)	(371,128,451 common shares)
Contributed Surplus	$24,425,192	$24,425,192
Deficit	$(21,233,950)	$(21,233,950)
Total Capitalization	$842,344,435	$913,336,935(4)

Notes:

(1)                     Excluding any shares issued pursuant to the exercise of the Over-Allotment Option.

(2)                    Assumes proceeds of $75,250,000 less the Underwriters’ Fee and offering expenses, estimated to be $495,000.

(3)                     $911,490,093, if the maximum number of Flow-Through Shares are issued under the Offering.

(4)                     $914,681,335, if the maximum number of Flow-Through Shares are issued under the Offering.

USE OF PROCEEDS

Assuming no exercise of the Over-Allotment Option and the Offering is for Common Shares only, Lake Shore Gold expects to receive $70,992,500 in net proceeds after deducting the Underwriters’ Fee and expenses of the Offering, estimated to be $495,000. Assuming no exercise of the Over-Allotment Option and the Offering is for the maximum number of Flow-Through Shares of 2,400,000 Flow-Through Shares and 19,100,000 Common Shares, Lake Shore Gold expects to receive $72,336,900 in net proceeds after deducting the Underwriters’ Fee and expenses of the Offering, estimated to be $545,000.

If the Over-Allotment Option is exercised in full and the Offering is for Common Shares only, Lake Shore Gold expects to receive $81,715,625 in net proceeds after deducting the Underwriters’ Fee and expenses of the Offering. If the Over-Allotment Option is exercised in full and the Offering is for the maximum number of Flow-Through Shares, Lake Shore Gold expects to receive $83,060,025 in net proceeds after deducting the Underwriters’ Fee and expenses of the Offering.

The net proceeds of the Offering are expected to be used for exploration and development of the Company’s mineral projects and for general corporate purposes.  Any additional gross proceeds received by the Company for the issuance of Flow-Through Shares will be utilized by the Company to incur CEE and CDE on its mineral projects.

Advanced exploration at Thunder Creek	$10,000,000

Exploration of mineral properties including Gold River, Thunder Creek, Bell Creek and Mexico	$15,000,000

Expansion of the Bell Creek Mill to 3,000 tonnes per day	$25,000,000

Underground development and drilling at Thunder Creek, Bell Creek and Timmins Mine	$10,080,000

Corporate development and general corporate purposes	$10,912,500

Total	$70,992,500

Notwithstanding such intended allocation, the Company will use 80% of the gross proceeds received from the sale of the Flow-Through Shares to incur CEE and the remaining 20% to incur CDE. The CEE and CDE will be renounced to subscribers of the Flow-Through Shares effective in 2010.  See “Flow-Through Shares — Renunciation of Canadian Exploration Expenses and Canadian Development Expenses” and “Canadian Federal Income Tax Considerations”.

The net proceeds will allow the Company to continue to explore and develop its current properties. The amount and timing of the use of proceeds will depend on various factors, including the price of gold and exploration results. Future results from ongoing exploration activities or other sound business reasons may make it desirable for Lake Shore Gold to re-allocate some or all of the proceeds of this Offering. Lake Shore Gold will, however, ensure that the gross proceeds from the sale of Flow-Through Shares (the “Flow-Through Funds”) will be spent on CEE and CDE within the time required under the Flow-Through Share Subscription Agreement (as hereinafter defined).

Pending expenditure, the Company intends to invest the proceeds of the Offering in short-term investment grade items, such as money market instruments or treasury bills.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase, subject to compliance with all necessary legal requirements and with the terms and conditions of the Underwriting Agreement, on September 10, 2010 or on such other date as the Company and the Underwriters may mutually agree, but in any event no later than 42 days after the Company receives a receipt for the final short form prospectus pursuant to the Offering, 21,500,000 Common Shares at a price of $3.50 per Common Share, payable in cash to the Company against delivery. At the option of the Underwriters, up to 2,400,000 of such Common Shares may be issued as Flow-Through Shares at a price of $4.20 per Flow-Through Share.

Subscriptions for Flow-Through Shares will be made pursuant to one or more subscription agreements (collectively, the “Flow-Through Share Subscription Agreements”), to be made between the Company and the subscribers, but executed by one or more of the Underwriters or one or more sub-agents of an Underwriter, as agent for, on behalf of and in the name of all subscribers of Flow-Through Shares. The execution and delivery of a Flow-Through Share Subscription Agreement by the Underwriters or a sub-agent of an Underwriter, as agent on behalf of the subscriber, will bind such subscriber to the terms thereof as if such subscriber had executed the Flow-Through Share Subscription Agreement personally. Each subscriber who places an order to purchase Flow-Through Shares with an Underwriter or any sub-agent of an Underwriter will be deemed to have authorized any of such Underwriters or such sub-agents to execute and deliver, on the subscriber’s behalf, the Flow-Through Share Subscription Agreement. The Underwriters acknowledge that they will have the authority to bind a subscriber to the Flow-Through Share Subscription Agreement upon receipt of an order to purchase Flow-Through Shares from the said subscriber.

The Company understands that purchasers of Flow-Through Shares may subsequently donate such Flow-Through Shares to charitable organizations, who may sell such shares to purchasers arranged by the Underwriters at the Offering Price.  This Prospectus qualifies the distribution of the Commons Shares, Flow-Through Shares, the Over-Allotment Option, the Over-Allotment Shares and the Donated Shares.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Company will arrange for an instant deposit of the Offered Securities to or for the account of the Underwriters with CDS on the Closing Date, against payment of the aggregate purchase price for the Offered Securities. A purchaser of Offered Securities will receive only a customer confirmation from the registered dealer through which the Offered Securities are purchased.  Unless the Company and the Underwriters agree to complete an electronic delivery, Common Shares and Over-Allotment Shares issued in the United States or to, or for the account or benefit of, U.S. Persons will be in the form of a definitive certificate delivered to the holders thereof.

The offering prices for the Offered Securities have been determined by negotiation between the Company and the Underwriters. The Company has agreed to pay the Underwriters the Underwriters’ Fee equal to 5% of the aggregate gross proceeds from the sale of the Common Shares and 7% of the aggregate gross proceeds from the sale of the Flow-Through Shares in consideration of services rendered by the Underwriters in connection with the Offering and to reimburse the Underwriters for expenses incurred in connection with the Offering if the Offering is not completed other than by reason of a default by the Underwriters. Notwithstanding the fee payable to the Underwriters, Lake Shore Gold will ensure that the Flow-Through Funds will be spent by Lake Shore Gold to incur CEE and CDE in accordance with the Flow-Through Share Subscription Agreements.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Securities offered hereby if any of such Offered Securities are purchased under the Underwriting Agreement. Under the terms of the Underwriting Agreement, the Underwriters and their broker/dealer affiliates and their respective directors, officers, employees, shareholders, affiliates, subsidiaries and agents may be entitled to indemnification by the Company against certain liabilities, including liabilities for misrepresentation in this Prospectus and liabilities under United States securities laws.

The Company has agreed in favour of the Underwriters that, without the prior written consent of BMO Nesbitt Burns Inc., on behalf of the Underwriters, which consent will not be unreasonably withheld it will not directly or indirectly issue any common shares or securities or other financial instruments convertible into or having the right to acquire common shares (other than pursuant to rights or obligations under securities or instruments currently outstanding) or enter into any agreement or arrangement under which the Company would transfer to another, in whole or in part, any of the economic consequences of ownership of common shares, whether that agreement or arrangement could be settled by the delivery of common shares or other securities, or agree to become bound to do so, or disclose to the public any intention to do so, for a period of 90 days following the Closing Date.  Additionally, the officers and directors of Lake Shore Gold have agreed, not to sell, or agree to sell (or announce any intention to do so), any common shares or securities exchangeable or convertible into common shares of the Company for a period of 90 days from the Closing Date without the prior written consent of BMO Nesbitt Burns Inc., on behalf of the Underwriters, which consent will not be unreasonably withheld.

Lake Shore Gold has applied to list the Offered Securities offered under this Prospectus on the TSX. Listing of such securities on the TSX will be subject to the Company fulfilling all listing requirements of the TSX.

Hochschild Mining plc has indicated that it will not be participating in the Offering.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Securities ends and all stabilization arrangements relating to the Offered Securities are terminated, bid for or purchase common shares of the Company. The foregoing restrictions are subject to certain exceptions including: (i) a bid for or purchase of common shares of the Company if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada; (ii) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period; and (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. In connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Offered Securities at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common shares of the Company while this Offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in this Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of common shares of the Company available for purchase in the open market compared to the price at which they may purchase Common Shares through the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing common shares of the Company in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common shares of the Company in the open market that could adversely affect investors who purchase in this Offering.

As a result of these activities, the price of the Common Shares offered hereby may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, in the over-the-counter market or otherwise.

The Underwriters propose to offer the Offered Securities initially at the offering prices specified on the cover of this short form prospectus. After the Underwriters have made a reasonable effort to sell all such Offered Securities at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Securities is less than the gross proceeds to be paid by the Underwriters.

The Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and, subject to certain exceptions, may not be offered or sold within the United States. The Underwriters have agreed that they (or such U.S. affiliate of an Underwriter which conducts U.S. offers and sales) will not offer or sell the Offered Securities within the United States, except, that the Common Shares may be offered and sold to Qualified Institutional Buyers (as defined in Rule 144A) in accordance with exemptions from the registration requirements under the U.S. Securities Act provided by Rule 144A thereunder. The Underwriting Agreement provides that the Underwriters (or such U.S. affiliates) will offer and sell the Offered Securities outside the United States only in accordance with Regulation S under the U.S. Securities Act. In addition, until 40 days after the commencement of this Offering, an offer or sale of the Offered Securities within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from such registration requirements.

FLOW-THROUGH SHARES - RENUNCIATION OF CANADIAN EXPLORATION EXPENSES AND CANADIAN DEVELOPMENT EXPENSES

The Flow-Through Shares will be common shares of the Company issued as “flow-through shares” as that term is defined under subsection 66(15) of the Tax Act and, except as a consequence of an agreement to which the Company is not a party, will not be “prescribed shares” as defined in the Regulations to the Tax Act. Pursuant to the Flow-Through Share Subscription Agreements, the Company will use 80% of the amount paid for the Flow-Through Shares to incur CEE and the balance of 20% to incur CDE. The Company will incur the CDE in 2010. In the case of CEE, the Company intends to rely on the one-year “look-back” rule and renounce CEE incurred in 2011 with an effective date of December 31, 2010. As a result, individual subscribers for Flow-Through Shares should be entitled to claim the full amount of the CEE renounced to them in 2010 and 30% of the CDE renounced to them in 2010 with the balance of the CDE available as a deduction at the rate of 30% per year on a declining balance basis. There is no guarantee that an amount equal to the total proceeds of the sale of the Flow-Through Shares will be expended by the Company as indicated.

If the Company is unable to renounce an amount equal to the entire amount of the Flow-Through Funds, in accordance with the Flow-Through Share Subscription Agreement, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the amount of deductions subscribers will be able to claim for income tax purposes will be correspondingly reduced. Under the Flow-Through Share Subscription Agreements, the Company agrees to indemnify a subscriber as to, and pay in settlement therefor to the subscriber, an amount equal to the amount of any tax payable under the Tax Act (and under any corresponding provincial legislation) by the subscriber as a consequence of such failure or reduction. See “Canadian Federal Income Tax Considerations”. The Flow-Through Share Subscription Agreements will contain additional representations, warranties, covenants and agreements by the Company in favour of the subscriber of Flow-Through Shares which are consistent with and supplement the Company’s obligations as described in this Prospectus.

The Flow-Through Share Subscription Agreements will also provide representations, warranties and agreements of the subscriber, and by its purchase of Flow-Through Shares, each subscriber of Flow-Through Shares offered hereunder will be deemed to have represented, warranted and agreed, for the benefit of the Company and the Underwriters that: (i) the subscriber, and any beneficial purchaser for whom it is acting deals, and until January 1, 2012 will continue to deal, at arm’s length with the Company for the purposes of the Tax Act; (ii) the subscriber, if an individual, is of the full age of majority and otherwise is legally competent to enter into the Flow-Through Share Subscription Agreements; (iii) other than as provided herein and in the Flow-Through Share Subscription Agreements, the subscriber waives any right that it may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to CEE and CDE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Company; and (iv) the subscriber has received and reviewed a copy of this Prospectus.

Notwithstanding the foregoing, the Company may enter into one or more subscription and renunciation agreements for Flow-Through Shares on such other terms as may be agreed to by the Company and the applicable subscriber.

DESCRIPTION OF COMMON SHARES

The Common Shares

The authorized share capital of Lake Shore Gold consists of an unlimited number of common shares without par value. As of the date of this Prospectus, there are 351,440,526 common shares of the Company issued and outstanding.

The holders of common shares of the Company are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The common shares of the Company have no pre-emptive, conversion, exchange, redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company. The Company’s Articles provide that the rights and provisions attached to any class of shares, in which shares are issued, may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than 66 % of the votes cast in person or by proxy by holders of shares of that class.

PRIOR SALES

During the 12 months prior to the date of this Prospectus the Company has issued 4,855,509 common shares upon the exercise of outstanding options of the Company at prices ranging from $0.466 to $2.123 for aggregate gross proceeds of approximately $5,106,498 and has issued 4,355,525 common shares upon the exercise of outstanding common share purchase warrants at prices ranging between $0.89 and $2.41 for aggregate gross proceeds of approximately $7,035,937. The following tables summarize the common shares or securities convertible into common shares of the Company that have been issued by the Company during the 12 months prior to the date of this Prospectus (other than upon the exercise of outstanding options or common share purchase warrants).

Common shares issued:

	Price per	Number of
Date	common share ($)	common shares issued
July 7, 2010	3.150	111,111	(1)
May 25, 2010	3.081	146,000	(1)
March 17, 2010	2.877	1,058,851	(1)
February 23, 2010	3.051	27,613	(1)
February 16, 2010	5.98	1,273,036	(2)
February 4, 2010	4.00	25,000	(1)
January 7, 2010	4.000	16,000	(3)
December 29, 2009	5.85	1,366,570	(2)
December 17, 2009	3.133	1,596,023	(1)
December 4, 2009	4.43	19,187,359	(2)
November 6, 2009	4.02	103,951,125	(4)
October 2, 2009	2.855	40,000	(5)

Notes:

(1)                     Common shares issued as consideration for the acquisition of interests in land.

(2)                     Common shares issued pursuant to a private placement.

(3)                     Common shares issued as compensation to a consultant.

(4)                     Common shares issued to former shareholders of West Timmins Mining Inc. in connection with the acquisition of all the issued and outstanding common shares of West Timmins Mining Inc.

(5)                     Common shares issued to First Nations in connection with an Exploration Agreement for the Bell Creek Complex.

Stock options issued:

		Number of
Date	Exercise price ($)	stock options issued
October 26, 2009	$3.25	45,000
November 6, 2009	$2.12	732,190	(1)
November 6, 2009	$0.55	1,022,000	(1)
November 6, 2009	$0.82	450,774	(1)
November 6, 2009	$0.68	7,300	(1)
November 6, 2009	$0.75	222,650	(1)

		Number of
Date	Exercise price ($)	stock options issued
November 6, 2009	$0.93	25,550	(1)
November 6, 2009	$0.86	142,350	(1)
November 6, 2009	$1.44	36,500	(1)
November 6, 2009	$3.42	36,500	(1)
November 6, 2009	$1.64	40,880	(1)
November 6, 2009	$0.41	73,000	(1)
November 9, 2009	$3.85	15,000
November 17, 2009	$4.13	2,374,500
November 30, 2009	$4.06	90,000
December 9, 2009	$3.74	300,000
January 11, 2010	$4.05	60,000
June 8, 2010	$3.19	18,000
June 15, 2010	$3.13	453,000
June 28, 2010	$3.13	15,000
August 9, 2010	$3.15	411,000

Note:

(1)                     Options to acquire common shares issued to former option holders of West Timmins Mining Inc. in connection with the acquisition of all the issued and outstanding common shares of West Timmins Mining Inc.

Warrants Issued

		Number of
Date	Exercise price ($)	warrants issued
November 6, 2009	$0.89	1,504,986	(1)
November 6, 2009	$1.30	1,823,737	(1)
March 17, 2010	$3.70	438,000	(2)
March 17, 2010	$4.75	75,000	(2)

Notes:

(1)                     Warrants to acquire common shares issued to former warrant holders of West Timmins Mining Inc. in connection with the acquisition of all the issued and outstanding common shares of West Timmins Mining Inc.

(2)                     Common shares issued as consideration for the acquisition of interests in land.

TRADING PRICE AND VOLUME

The common shares of the Company are posted and listed for trading on the TSX under the symbol “LSG”. The following table indicates the high and low price and the volume of the common shares on the TSX for the previous 12 months as reported by the TSX:

Month	High Price($)	Low Price ($)	Volume
August 2009	3.48	2.78	23,411,344
September 2009	3.52	2.79	30,537,360
October 2009	3.50	2.76	42,428,636
November 2009	4.37	3.42	55,501,790

Month	High Price($)	Low Price ($)	Volume
December 2009	4.27	3.62	47,565,852
January 2010	4.24	3.13	23,115,676
February 2010	3.57	2.55	26,818,911
March 2010	3.27	2.48	37,111,448
April 2010	3.32	2.54	24,030,818
May 2010	3.58	2.73	21,993,689
June 2010	3.31	2.98	17,597,314
July 2010	3.20	2.96	7,284,352
August 1 - 23, 2010	3.83	3.10	16,977,531

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Company, and Osler, Hoskin & Harcourt LLP, counsel for the Underwriters, the following is, as of the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a purchaser who acquires Offered Securities under this Offering and who, at all relevant times, for purposes of the application of the Tax Act (1) is an individual or corporation, (2) deals at arm’s length, and is not affiliated, with the Company and (3) holds the Offered Securities acquired hereunder as capital property (a “Holder”). Generally, the Offered Securities will be “capital property” to a Holder provided the Holder does not acquire or hold those shares in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade.

This summary is not applicable to subscribers (i) who are “principal-business corporations” within the meaning of the Tax Act, (ii) whose business includes trading or dealing in rights, licences or privileges to explore for, drill or take minerals, oil, natural gas or other related hydrocarbons, (iii) who, at any time, have an “at-risk adjustment” as defined in the Tax Act or (iv) who are partnerships or trusts. This summary is also not applicable to a purchaser that is a “financial institution” for the purposes of the mark-to-market provisions of the Tax Act, a “specified financial institution”, a person an investment in which would constitute a “tax shelter investment” each as defined in the Tax Act, or a purchaser that has made a functional currency reporting election for purposes of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals (the “Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Income Tax Convention (1980) (the “Convention”), and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. If the Proposed Amendments are not enacted as presently proposed or other relevant amendments to the Tax Act or Regulations come into force, the tax consequences may not be as described below in all cases. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein.

This summary assumes that (i) the Company will incur “Canadian exploration expense” and “Canadian development expense” as described in subsections 66.1(6) and 66.2(5) respectively of the Tax Act (“Qualifying Expenditures”) in an aggregate amount not less than the gross subscription proceeds received by the Company for the issuance of the Flow-Through Shares (the “Commitment Amount”), (ii) CEE in an amount equal to 80% of the Commitment Amount and CDE in an amount equal to 20% of the Commitment Amount will be renounced to subscribers of Flow-Through Shares with an effective date or dates of no later than December 31, 2010, and (iii) such CEE and CDE will be incurred during a period (the “Expenditure Period”) commencing on the closing of this Offering and ending on the earlier of (A) the date on which the Commitment Amount has been fully incurred in accordance with the terms of the Flow-Through Share Subscription Agreements (as defined in “Plan of Distribution”), and (B) December 31, 2011. This summary also assumes that the Company will make all filings in respect of the issuance of the Flow-Through Shares and the renunciation of Qualifying Expenditures in the manner and within the time required by the Tax Act and the Regulations and that all renunciations will be validly made. In addition, while the Company will furnish each subscriber with information with respect to renounced Qualifying Expenditures for purposes of filing income tax returns, the preparation and filing of returns will remain the responsibility of each subscriber. This summary is based upon the representation of the Company that it will be a “principal-business corporation” at all material times and that its Flow-Through Shares, when issued, will not (except as a consequence of an agreement to which the Company is not a party) be “prescribed shares”, all within the meaning of the Tax Act. If any of the above assumptions are incorrect, the Company may be unable to renounce some or all of the Qualifying Expenditures which it has agreed to renounce hereunder.

The federal income tax consequences to a particular subscriber of an investment in Flow-Through Shares or Common Shares hereunder will vary according to a number of factors including the particular province in which the subscriber resides, carries on business or has a permanent establishment, the legal characterization of the subscriber as an individual or corporation, the amount that would be the subscriber’s taxable income but for the investment in the Flow-Through Shares or Common Shares and the manner in which the proceeds for the Flow-Through Shares are expended.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of Offered Securities should consult their own tax advisors having regard to their own particular circumstances.

The summary does not describe any tax considerations applicable to a subscriber of Flow-Through Shares who chooses to donate their Flow-Through Shares to a registered charity.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is or is deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have the Common Shares (but not the Flow-Through Shares) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This election is not available for Flow-Through Shares. Resident Holders of Common Shares contemplating making the election permitted by subsection 39(4) of the Tax Act should consult their own independent tax advisors, as such an election would affect the income tax treatment of dispositions by the holder of other Canadian securities.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Offered Securities. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Company as an eligible dividend in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income.

A Resident Holder that is “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) , will generally be liable to pay a refundable tax of 33 1/3 % under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares (including Flow-Through Shares) to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Dispositions

Generally, on a disposition or deemed disposition of an Offered Security, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of an Offered Security immediately before the disposition or deemed disposition.

The adjusted cost base to a Resident Holder of an Offered Security acquired will be determined by averaging the cost of that Offered Security with the adjusted cost base of all common shares of the Company held at that time by the Resident Holder. (See, however, “Flow-Through Shares - Adjusted Cost Base” for a discussion of the initial cost of Flow-Through Shares.)

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for a year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of an Offered Security may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such Offered Security to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where an Offered Security is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors. A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional 6 2/3% refundable tax on its “aggregate investment income” for the year which is defined to include taxable capital gains.

Flow-Through Shares

Renunciation of Qualifying Expenditures

The Company will be entitled to renounce to a subscriber of Flow-Through Shares Qualifying Expenditures incurred by it during the Expenditure Period as permitted by and in accordance with the Tax Act. Such Qualifying Expenditures as are properly renounced to a subscriber will be deemed to have been incurred by that subscriber on the effective date of the renunciation.

The Tax Act contains a one year “look-back” rule which, if certain conditions are satisfied, entitles the Company to have CEE incurred by it in 2011 renounced to subscribers effective on December 31, 2010. In other words, the subscribers are deemed to have incurred the CEE on December 31, 2010 even though the Company will not incur the CEE until 2011. For this rule to apply in respect of a share, the subscriber must have paid the consideration in money for the share, and the Flow-Through Share Subscription Agreement must have been entered into, on or prior to December 31, 2010. In the event that the Company does not incur the amounts renounced under the one year “look-back” rule by the end of 2011, the Company will be required to reduce the amount of CEE renounced to the subscribers and the subscribers’ income tax returns for the years in which such CEE was claimed will be reassessed accordingly. A subscriber will not be subject to any penalties for any such reassessment and will not be subject to any interest charges for any additional taxes payable if such taxes are paid by the subscriber on or prior to April 30, 2012.

A subscriber may deduct in computing such subscriber’s income from all sources for a taxation year an amount not exceeding 100% of the balance of such subscriber’s cumulative CEE (“CCEE”) account at the end of each taxation year and 30% per year (on a declining balance basis) of the balance of such subscriber’s cumulative CDE (“CCDE”) account at the end of each taxation year. Deductions claimed by a subscriber reduce the CCEE and CCDE accounts, as the case may be, in the year the deductions are claimed. The undeducted balance in a subscriber’s CCEE or CCDE account may be carried forward and deducted in subsequent taxation years in accordance with the provisions of the Tax Act. The right to deduct CCEE and CCDE accrues to the initial purchaser of Flow-Through Shares and is not transferable.

Certain restrictions apply in respect of the deduction of CCEE and CCDE following an acquisition of control and on certain reorganizations of a corporate subscriber. Corporate subscribers should consult their own independent tax advisors for advice with respect to the potential application of these rules to them having regard to their own particular circumstances.

A subscriber of Flow-Through Shares who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of CEE and CDE from the Company as described above as well as the ability to deduct any CEE and CDE previously deemed to have been incurred by the subscriber (subject to the rules applicable to a corporate Resident Holder on an acquisition of control), and a subsequent purchaser of such shares will not be entitled to any renunciations of CEE and CDE.

Adjusted Cost Base

The Flow-Through Shares acquired hereunder will be deemed to have an initial cost for tax purposes of nil, and a subscriber’s adjusted cost base thereof will be equal to the average cost of all common shares of the Company held by the subscriber. Any tax consequences arising from a disposition of common shares of the Company will be measured by reference to such average adjusted cost base. See the summary above under the heading “Dispositions” for a discussion of the tax treatment of the disposition of Offered Securities.

Cumulative Net Investment Loss

One-half of the amount of the CEE and CDE renounced to an individual subscriber will be added to the subscriber’s cumulative net investment loss (“CNIL”) account, as defined in the Tax Act. A subscriber’s CNIL account may impact a subscriber’s ability to access the lifetime capital gains deduction available on the disposition of certain qualified small business corporation shares and qualified farm property.

Minimum Tax

Under the Tax Act, an alternative minimum tax is payable by an individual (other than certain trusts) equal to the amount by which the alternative minimum tax exceeds the tax otherwise payable. In calculating adjusted taxable income for the purpose of determining minimum tax, certain deductions and credits otherwise available, such as the deduction for CEE and CDE not used to reduce resource income, are disallowed and certain amounts not otherwise taxable are included in income, such as 80% of net capital gains. The Tax Act disallows the deduction of certain carrying charges for purposes of computing adjusted taxable income for minimum tax purposes that relate to an investment in flow-through shares to the extent that the deduction for such carrying charges exceeds the individual’s resource income after deductions for resource expenses, including CEE and CDE. In computing adjusted taxable income for minimum tax purposes, a $40,000 exemption is provided. The federal rate of minimum tax is 15%.

Whether and to what extent the tax liability of a particular subscriber will be increased by the minimum tax will depend upon the amount of such subscriber’s income, the sources from which it is derived and the nature and amounts of any deductions that such subscriber claims. Any additional tax payable for a year from the application of the minimum tax provisions is recoverable in subsequent years to the extent that tax otherwise determined exceeds the minimum tax for any of the following seven taxation years. Subscribers should consult their own independent tax advisors with respect to the potential alternative minimum tax consequences to them having regard to their own particular tax circumstances.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Common Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary does not address any Canadian federal income tax considerations to a Non-Resident Holder who acquires Flow-Through Shares under this Offering.

Dividends

Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a U.S. resident entitled to benefits under the Convention and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares unless the Common Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, the Common Shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that the Common Shares are listed at that time on a designated stock exchange (which includes the TSX) unless at any time during the 60 month period that ends at that time (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (ii) more than 50% of the fair market value of the Common Share was derived directly or indirectly from one, or any combination of, real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) , and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, a Common Share may also be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances specified in the Tax Act.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined for purposes of the Tax Act) will generally be computed in the manner described above under the heading “Holders Resident in Canada — Dispositions”.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

RISK FACTORS

Investment in the Offered Securities involves a significant degree of risk and should be considered speculative due to the nature of Lake Shore Gold’s business and the present stage of its development. Accordingly, prospective investors should consult with their own advisors and carefully consider the risk factors set out below, in addition to other information contained and incorporated or deemed to be incorporated by reference in this Prospectus (including specifically under the heading “Risk Factors” in the Annual Information Form) before investing in the Offered Securities.

Discretion in the Use of Proceeds

Management will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.

Future Sales or Issuances of Securities

The Company may sell additional common shares of the Company or other securities in subsequent offerings. The Company may also issue additional securities to finance future activities. The Company cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the common shares of the Company. Sales or issuances of substantial numbers of common shares of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices of the common shares of the Company. With any additional sale or issuance of common shares of the Company, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

EXEMPTIONS FROM NATIONAL INSTRUMENT 44-101

Pursuant to a decision of the Autorité des marchés financiers dated August 23, 2010, the Company was granted relief from the requirement that items (1), (2), (3) and (4) under “Documents Incorporated by Reference” must be in both the French and English languages. For the purposes of the preliminary short form prospectus only, the Company was not required to file French versions of these documents incorporated by reference herein.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Lake Shore Gold are Deloitte & Touche LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario.

The registrar and transfer agent for the common shares of the Company in Canada is Computershare Investor Services Inc. at its principal office in Toronto.

LEGAL MATTERS

Certain Canadian tax matters in connection with this Offering will be passed upon by Cassels Brock & Blackwell LLP on behalf of Lake Shore Gold and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. As at the date hereof, the directors, officers and partners, as applicable, of each of the aforementioned limited liability partnerships beneficially own, directly or indirectly, in the aggregate less than one percent of the securities of the Company.

INTEREST OF EXPERTS

Each of Stephen Conquer, P.Geo. and Bob Kusins, P.Geo., employees of the Company, is a “qualified person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects, and has been responsible for compiling and reviewing technical information contained in this Prospectus. Neither Stephen Conquer nor Bob Kusins hold greater than 1% of the securities of the Company or any of its associates or affiliates.

PURCHASERS STATUTORY RIGHT OF RECISSION AND WITHDRAWAL

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult a legal advisor.

AUDITORS’ CONSENT

We have read the short form prospectus of Lake Shore Gold Corp. (the “Company”) dated •, 2010 qualifying the distribution of 21,500,000 Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2009 and 2008, and the consolidated statements of income (loss) and deficit, comprehensive income (loss) and cash flows for the years then ended. Our report is dated March 9, 2010.

•

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario

•, 2010

A-1

AUDITORS’ CONSENT

We have read the short form prospectus of Lake Shore Gold Corp. (the “Company”) dated •, 2010 qualifying the distribution of 21,500,000 Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of West Timmins Mining Inc. (“West Timmins”) on the consolidated balance sheets of West Timmins as at March 31, 2009 and 2008, and the consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive loss and cash flows for the years ended March 31, 2009 and 2008. Our report is dated June 18, 2009.

•

Chartered Accountants

Vancouver, Canada
•, 2010

A-2

CERTICATE OF THE COMPANY

Dated: August 24, 2010

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec.

(Signed) ANTHONY P. MAKUCH	(Signed) MARIO STIFANO
President and Chief Executive Officer	Vice-President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) ALAN MOON	(Signed) PETER CROSSGROVE
Director	Director

C-1

CERTIFICATE OF THE UNDERWRITERS

Dated: August 24, 2010

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec.

BMO NESBITT BURNS INC.

(Signed) Jason Neal

WELLINGTON WEST CAPITAL MARKETS INC.

(Signed) William Washington

NATIONAL BANK FINANCIAL INC.	RBC DOMINION SECURITIES INC.	TD SECURITIES INC.

(Signed) Steven Farber	(Signed) Timothy Loftsgard	(Signed) Jose Luis Martinez

SCOTIA CAPITAL INC.

(Signed) Vineet Gupta

CANACCORD GENUITY CORP.	RAYMOND JAMES LTD.

(Signed) Craig Warren	(Signed) John Willett

C-2